

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2014

Via E-mail
Parashar Patel
Chief Executive Officer, Secretary and Director
UAN Cultural & Creative Co., Ltd.
102 North Avenue
 Mt. Clemens, MI 48043

> **Re:** **UAN Cultural & Creative Co., Ltd.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed January 15, 2014**
> **File No. 0-51693**

Dear Mr. Patel:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

1. Your amendment to Form 10-K did not include updated certifications required by Item 601(b)(31) of Regulation S-K. Please re-file your amendment, including an updated signature page and appropriate updated certifications.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director